Exhibit h 3 c

AMENDED AND RESTATED SHAREHOLDER SERVICES PLAN

FOR CLASS R3 SHARES OF

MAINSTAY FUNDS TRUST

THE MAINSTAY FUNDS

WHEREAS, MainStay Funds Trust, a Delaware statutory trust, and The MainStay Funds, a Massachusetts business trust (each, a “Trust”), each engage in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”); and

WHEREAS, shares of beneficial interest of each Trust currently are divided into a number of separate series (each individually, a “Fund,” and collectively, the “Funds”) as set forth in the Trust’s prospectus, as amended from time to time; and

WHEREAS, shares of each of the Funds may be issued in different classes, including “Class R3;” and

WHEREAS, the Board of Trustees of each Trust (“Board”) has determined that there is a reasonable likelihood that the adoption of this Shareholder Services Plan (the “Plan”) will benefit each respective Trust, each of the Funds, and their respective shareholders; and

WHEREAS, on behalf of the Funds, each Trust desires to appoint New York Life Investment Management LLC (“New York Life Investments”), its affiliates, or independent third-party service providers to provide certain services to holders of the Class R3 Shares of the Funds under the terms and conditions described herein.

NOW, THEREFORE, each Trust hereby adopts this Plan, on behalf of the Class R3 Shares of the Funds, subject to the following terms and conditions:

A. Each Fund is authorized to pay New York Life Investments, its affiliates, or independent third-party service providers, as compensation for service activities (as defined in Paragraph D hereof) rendered to holders of the Class R3 Shares of the Fund, a shareholder service fee at the annual rate of 0.10% of the average daily net asset value of the Class R3 Shares of the Fund (the “Fee”). Such Fee shall be calculated daily and paid monthly or at such other intervals as the Board shall determine. New York Life Investments is authorized to pay its affiliates or independent third-party service providers for performing service activities consistent with this Plan.

B. This Plan shall not take effect until it, together with any related agreements, have been approved by votes of a majority of both: (a) the Trustees of the Trust and (b) those Trustees of the Trust who are not “interested persons” of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it

(the “Plan Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

C. This Plan shall continue in full force and effect as to a Fund for so long as such continuance is specifically approved at least annually in the manner provided for approval of the Plan in Paragraph B hereof.

D. New York Life Investments shall provide to the Board, and the Board shall review at least quarterly, a written report of the amounts expended in connection with the performance of “service activities,” as defined in this Paragraph D, and the purposes for which such expenditures were made. New York Life Investments shall submit only information regarding amounts expended for “service activities” to the Board in support of the Fee payable hereunder.

For purposes of the Plan, “service activities” shall include any personal services or account maintenance services, which may include but are not limited to activities in connection with the provision of personal, continuing services to investors in each Fund; transfer agent and subtransfer agent services for beneficial owners of Fund shares; receiving, aggregating and processing purchase and redemption orders; providing and maintaining retirement plan records; communicating periodically with shareholders and answering questions and handling correspondence from shareholders about their accounts; acting as the sole shareholder of record and nominee for shareholders; maintaining account records and providing beneficial owners with account statements; processing dividend payments; issuing shareholder reports and transaction confirmations; providing subaccounting services for Fund shares held beneficially; forwarding shareholder communications to beneficial owners; receiving, tabulating and transmitting proxies executed by beneficial owners; performing daily investment (“sweep”) functions for shareholders; providing investment advisory services; and general account administration activities. Overhead and other expenses related to “service activities,” including telephone and other communications expenses, may be included in the information regarding amounts expended for such activities.

E. The amount of the Fee payable to New York Life Investments, its affiliates, or independent third-party service providers under Paragraph A hereof is not related directly to expenses incurred by New York Life Investments, its affiliates, or independent third-party service providers on behalf of a Fund in servicing holders of Class R3 Shares of the Fund. The Fee set forth in Paragraph A hereof will be paid by a Fund to New York Life Investments, its affiliates, or independent third-party service providers until the Plan is terminated or not renewed with respect to that Fund. If the Plan is terminated or not renewed with respect to a Fund, any expenses incurred by New York Life Investments, its affiliates or independent third-party service providers, on behalf of the Fund, in excess of the payments of the Fee specified in Paragraph A hereof which New York Life Investments, its affiliates, or independent third-party service providers has received or accrued through the termination date are the sole responsibility and liability of New York Life Investments, its affiliates, or independent third-party service providers, and are not obligations of the Fund.

F. This Plan may be terminated as to any Fund at any time, without payment of any penalty, by vote of a majority of the Plan Trustees or by a vote of a majority of the outstanding voting securities of the affected class of a Fund on not more than 30 days’ written notice to any other party to the Plan.

G. While this Plan is in effect, each Trust shall comply at all times with the fund governance rules set forth in Rule 0-1(a)(7) under the Act that are in effect.

H. The Trust shall preserve copies of this Plan and any related agreements and all reports made pursuant to Paragraph D hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

I. This Plan may be amended at any time with respect to a Fund provided that any material amendment, including any amendment to increase materially the amount of the Fee provided for in Paragraph A, is invalid and unenforceable unless such amendment is approved in the manner provided for approval in Paragraph B hereof.

Adopted by the Board on December 10, 2015.

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